

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 17 , 2009

<u>Via U.S. Mail</u>

Nicholas D. Chabraja
Chairman and Chief Executive Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

>   **Re: General Dynamics Corporation**
>   **Form 10-K**
>   **Filed: February 20, 2009**
>   **File No. 001-03671**

Dear Mr. Chabraja:

We have reviewed your filing and have the following comments. Where indicated, we think you should implement these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please further note that this letter supersedes and replaces our previous comment letter sent to you on June 8, 2009. Please, accordingly, disregard the letter sent on June 8, 2009 with respect to your Form 10-K and Schedule 14A for the fiscal year ended December 31, 2008.

General

1. You disclose on pages 4 and 11 that you conduct operations in the Middle East and on page 58 that you conduct operations in Africa. Iran and Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. In this respect, we note from your subsidiary Jet Aviation's website and a January 2009 news article that Jet Aviation provides aviation maintenance and service operations in Saudi Arabia and at Dubai International Airport. We note that Dubai International Airport services some airlines from Syria, Iran and Sudan. Please tell us whether Jet Aviation provides services or products to any Syrian, Iranian or Sudanese aircraft.

3. We also note a September 2001 news article stating that Jet Aviation provided technical assistance and minor repairs in Switzerland for a variety of airlines including Cubana, a Cuban airline. Cuba is also identified by the State Department as state sponsors of terrorism, and is subject to U.S. economic sanctions and export controls. Please tell us whether Jet Aviation still provides any services or products to Cubana.

Risk Factors, page 14

4. In future filings, please remove the last two sentences of the second introductory paragraph. All known material risks should be disclosed. If risks are not deemed material, you should not reference them.

Schedule 14A

Director Compensation, page 15

5. We note your identification of two separate peer groups against which you benchmarked director compensation. It is unclear whether these groups are the same groups against which executive compensation was benchmarked. In future filings, please list the companies in the two peer groups for purposes of

benchmarking director compensation. If the companies are the same as those that executive compensation was benchmarked against, please make that clear in future filings.

2008 Bonuses and 2009 Equity Awards, page 28

6. We note that you have disclosed performance targets for continuing operations, free cash flow, return on invested capital and earnings per share. However, on page 20 you state that performance targets related to orders and sales are also used to incentivize performance. Please confirm that you will disclose in future filings all performance targets, including any applicable orders and sales targets, that must be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please feel free to contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney – Advisor